Exhibit 99

September 26, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Pursuant to Regulation 30 of the SEBI Listing Regulations, it is hereby informed that the Bank’s branch in Dubai International Financial Centre (“DIFC Branch”) has on September 26, 2025, received a decision notice from the Dubai Financial Services Authority (“DFSA”), details of which are provided in the table below.

The Bank has already initiated necessary steps to comply with the directives in the above-referred notice and is committed to work with the DFSA in its ongoing investigation and to promptly remediate and address the DFSA concerns at the earliest.

Details of the notice, as required under Clause 20 of Para A of Part A of Schedule III to the SEBI Listing Regulations as well as Regulation 30(13) read with the Industry Standards Note on Regulation 30 of the SEBI Listing Regulations, are given below:

Matter	Information
Name of the listed entity	HDFC Bank Limited (“the Bank”)
Name of the authority	Dubai Financial Services Authority (“DFSA”)
Type of communication received	Decision Notice
Nature and details of the action(s) taken, initiated or order(s) passed OR Brief summary of the material contents of the communication received, including reasons for receipt of the communication

DIFC Branch of the Bank has been prohibited from:

(i) soliciting or conducting any business with new clients (i.e. any client who has not completed DIFC Branch’s onboarding process as at September 25, 2025) that constitutes or may constitute the carrying on of ‘financial services’ of (a) Advising on Financial Products, (b) Arranging Deals in Investments, (c) Arranging Credit, and (d) Advising on Credit and Arranging Custody; and

(ii)  soliciting, onboarding or engaging in any Financial Promotions with any new client.

The prohibition does not apply to (a) the continued servicing of existing customers of the DIFC Branch and (b) the onboarding of and servicing of customers who may have been previously offered or provided financial services and who had not, at such time, been onboarded as clients of the DIFC Branch.

The prohibition under the decision notice will remain in place until otherwise amended or revoked in writing by DFSA.

Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	The notice dated September 25, 2025 was received via email on September 26, 2025.
Period for which communication would be applicable, if stated	On and from September 26, 2025 until otherwise amended or revoked in writing by the DFSA.

Details of the violation(s)/contravention(s) committed or alleged to be committed OR Details of any aberrations/non-compliances identified by the authority in the communication

The DIFC Branch carrying on financial services by arranging/ advising on financial products/ credit for customers who were not onboarded by the DIFC Branch, issues with onboarding of customers at the DIFC Branch, and other matters related thereto.

Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible OR Expected financial implications on the listed company, if any

The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact/ implications are expected with respect to the overall operations or financial position of the Bank.

As on September 23, 2025, the DIFC Branch has 1,489 customers onboarded, including joint holders. As mentioned above, the prohibition does not apply to (a) the continued servicing of existing customers of the DIFC Branch and (b) the onboarding of customers who may have been offered or provided financial services and who had not, during such offer or provision, been onboarded as clients of the DIFC Branch and their ongoing servicing.

Details of any penalty or restriction or sanction imposed pursuant to the communication	Please refer to the above.
Action(s) taken by listed company with respect to the communication

The Bank has already initiated necessary steps to comply with the directives in the above-referred notice and is committed to work with the DFSA to promptly remediate and address the DFSA concerns at the earliest.

Any other relevant information	None

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight